

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2026

Jurgi Camblong
Chief Executive Officer
SOPHiA GENETICS SA
La Pièce 12
CH-1180 Rolle
Switzerland

          Re: SOPHiA GENETICS SA
                 Registration Statement on Form F-3
                 Filed March 3, 2026
                 File No. 333-293970

Dear Jurgi Camblong:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jan Woo at 202-551-3453 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Steven Glendon